Exhibit 99.1

ASX/Media Release (Code: PRR)

23 January 2013

QUARTERLY ACTIVITY REPORT

For Quarter ending 31 December 2012

Prima BioMed Ltd (Prima) (ASX: PRR; NASDAQ: PBMD; ISIN: US7415482034) today released its Appendix 4C – Quarterly Report for the three month period ending 31 December 2012.

The cash balance at 31 December 2012 was A$ 28.07 million. The majority of funds spent during the quarter are related to development activities of Prima’s lead product CVacTM.

Business highlights from the quarter:

•	Transition of Ian Bangs as CFO and Company Secretary to Marc Voigt as CFO and Deanne Miller as Company Secretary.

•	Positive interim CVac data from the ongoing CAN-003 trial.

•	Positive interim immune monitoring data from ongoing CAN-003 trial.

•	Annual General Meeting at 16th of Nov 2012.

For more details about these highlights and Prima’s activities, please refer to Prima’s announcements on the ASX website.

Prima BioMed Ltd

Level 7, 151 Macquarie Street, Sydney 2000

Ph: +61 (0) 2 9276 1224 Fax: +61 (0) 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

Appendix 4C Quarterly report for entities

admitted on the basis of commitments

Appendix 4C – 2nd Quarter

Quarterly Report

For Entities Admitted on the Basis of Commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of Entity:
Prima BioMed Ltd	(ASX:PRR)

ABN:	Quarter Ended (“Current Quarter”)
90 009 237 889	31 December 2012

Consolidated Statement of Cash Flows

Cash flows related to operating activities		Current Quarter $A’000	Year-to-Date $A’000
1.1	Receipts from customers	—	3
1.2	Payments for
	(a) staff costs	(941)	(2,121)
	(b) advertising and marketing	(79)	(155)
	(c) research and development	(3,510)	(6,589)
	(d) leased assets	—	—
	(e) other working capital	(974)	(1,772)
1.3	Dividends received	—	—
1.4	Interest and other items of a similar nature received	87	684
1.5	Interest and other costs of finance paid	—	—
1.6	Income taxes benefit	—	—
1.7	Other - grants received	48	48

	Net operating cash flows	(5,369)	(9,902)

+ See chapter 19 for defined terms.

30/9/2001

Appendix 4C Page 1

Appendix 4C Quarterly report for entities

admitted on the basis of commitments

		Current Quarter $A’000	Year-to-Date $A’000
1.8	Net operating cash flows (carried forward)	(5,369)	(9,902)
Cash flows related to investing activities
1.9	Payment for acquisition of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	(4)	(55)
	(e) other non-current assets	—	—
1.10	Proceeds from disposal of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	—
	(e) other non-current assets	—	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—

Net investing cash flows		(4)	(55)

1.14	Total operating and investing cash flows	(5,373)	(9,957)

Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	—	—
1.16	Transfer of shares	—	—
1.17	Proceeds from borrowings net finance costs	—	—
1.18	Repayment of borrowings	—	—
1.19	Dividends paid	—	—
1.20	Other - capital raising costs	—	—

Net financing cash flows		—	—

Net increase (decrease) in cash held		(5,373)	(9,957)

1.21	Cash at beginning of quarter/year to date	33,466	38,037
1.22	Exchange rate adjustments to item 1.21	(25)	(12)

1.23	Cash at end of quarter	28,068	28,068

+ See chapter 19 for defined terms.

30/9/2001

Appendix 4C Page 2

Appendix 4C Quarterly report for entities

admitted on the basis of commitments

Payments to Directors of the Entity and Associates of the Directors

Payments to Related Entities of the Entity and Associates of the Related Entities

		Current Quarter $A’000
1.24	Aggregate amount of payments to the parties included in item 1.2	194

1.25	Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions

	Directors’ fees and consulting fees at normal commercial rates

Non-Cash Financing and Investing Activities

2.1	Details of financing and investing transactions which have had a material affect on consolidated Assets and liabilities but did not involve cash flows

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing Facilities Available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount Available $A’000	Amount Used $A’000
3.1	Loan facilities	—	—
3.2	Credit standby arrangements	—	—

+ See chapter 19 for defined terms.

30/9/2001

Appendix 4C Page 3

Appendix 4C Quarterly report for entities

admitted on the basis of commitments

Reconciliation of Cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current Quarter $A’000	Previous Quarter $A’000
4.1	Cash on hand and at bank	10,631	10,997
4.2	Deposits at call	392	3,669
4.3	Bank overdraft	—	—
4.4	Other (Term Deposit)	17,045	18,800
	Total: Cash at end of quarter (item 1.23)	28,068	33,466

Acquisitions and Disposals of Business Entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	—	—
5.2	Place of incorporation or registration	—	—
5.3	Consideration for acquisition or disposal	—	—
5.4	Total net assets	—	—
5.5	Nature of business	—	—

Compliance Statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign Here:	Date: Wednesday 23rd January 2013

Company Secretary

Print Name:	Deanne Miller

+ See chapter 19 for defined terms.

Appendix 4C Quarterly report for entities

admitted on the basis of commitments

Notes

1.	The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

•	6.2	- reconciliation of cash flows arising from operating activities to operating profit or loss

•	9.2	- itemised disclosure relating to acquisitions

•	9.4	- itemised disclosure relating to disposals

•	12.1(a)	- policy for classification of cash items

•	12.3	- disclosure of restrictions on use of cash

•	13.1	- comparative information

3.	Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

30/9/2001

Appendix 4C Page 5